(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

September 21, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:	Fidelity Rutland Square Trust II (the trust): Fidelity Strategic Advisers Mid Cap Value Portfolio and Fidelity Strategic Advisers Small Cap Portfolio (the funds) File No. 811-21991

Ladies and Gentlemen:

On behalf of the above-referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(b) of Regulation 14A under the Securities Exchange Act of 1934 are the Notices, Proxy Statements, Solicitation Letters, and forms of Proxy mailed to shareholders of the funds.

The Annual Reports to shareholders were filed for Fidelity Rutland Square Trust II pursuant to Rule 30b2-1 under the Investment Company Act of 1940.

The Notices, Proxy Statements, and Forms of Proxy are tagged to indicate changes made since the preliminary filings on August 28, 2009 and September 11, 2009, respectively, for Fidelity Strategic Advisers Mid Cap Value Portfolio and Fidelity Strategic Advisers Small Cap Portfolio.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Kelly J. Rhodes
Kelly J. Rhodes
Legal Product Group